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U.S.A.   06784

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Toronto, Ontario M5H 4E3 Canada

U.S.A.   06784

Toll Free (844) 364-1830

investors@tangoldcorp.com

 www.tangoldcorp.com

Tanzanian Gold Announces Closing of the Sale of $350,000 in Common Shares

FOR IMMEDIATE RELEASE  April 23, 2019

TORONTO, April 23,, 2019  (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation’s, formerly known as Tanzanian Royalty Exploration Corporation (TSX:TNX) (NYSE American:TRX) (the “Company’s”) Board of Directors is pleased to announce that it has completed the sale of 606,165 common shares raising $350,000 in the aggregate previously announced in its press release of April 18, 2019.  The proceeds from the sale of common shares will be used in furtherance of the Company’s Three-Phase Drill Program at the Buckreef Project.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Executive Chairman

For further information, please contact Michael Martin, Investor Relations, m.martin@tanzaninaroyalty.com, 860-248-0999, or visit the Company website at www.tanzanianroyalty.com